Stream Communications Network & Media Inc.
(formerly Stream Communications Network, Inc.)

Consolidated Financial Statements

For the year ended December 31, 2004

Auditors' Report

To the Shareholders of

Stream Communications Network & Media Inc.

(formerly Stream Communications Network, Inc.)

We have audited the consolidated balance sheets of Stream Communications Network & Media Inc. (formerly Stream Communications Network, Inc.) as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit, and cash flows for the years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada.  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“MacKay LLP”

Vancouver,  Canada.

Chartered Accountants

April 25, 2005

Stream Communications Network & Media Inc.
Consolidated Balance Sheets
(in Canadian dollars)

		December 31, 2004	December 31, 2003
ASSETS
Current Assets
Cash and cash equivalents		$ 640,308	$ 207,358
Accounts receivable - net (note 4)		267,020	154,792
Inventory		6,781	8,315
Prepaid expenses and advances		56,552	83,902
		970,661	454,367

Deposits		-	155,017
Property, plant and equipment (note 5)		10,243,982	7,232,779
Intangibles - (note 6)		2,916,444	2,361,995

		$ 14,131,087	$ 10,204,158
LIABILITIES
Current Liabilities
Trade accounts payable and accrued liabilities		$ 2,062,001	$ 3,032,652
Accounts payable pertaining to financing costs		1,002,709	1,079,815
Due to related party (note 9)		-	337,867
Loan payable (note 7)		650,000	-
Current portion of long-term debt (note 8)		101,530	64,512
		3,816,240	4,514,846
Long-term Liabilities
Due to related party (note 9)		4,236,302	-
Long-term debt (note 8)		814,707	67,997
		8,867,249	4,582,843
Non-controlling interest		710,445	687,225
		9,577,694	5,270,068
SHAREHOLDERS' EQUITY
Capital stock
Authorized
150,000,000 common shares of no par value
Issued and fully paid (note 11)		36,005,421	33,209,455
Contributed surplus		2,167,551	96,041
Warrants (note 11)		2,025,447	2,025,447
Cumulative translation account (note 10)		944,701	(371,841)
Deficit		(36,589,727)	(30,025,012)
		4,553,393	4,934,090
		$ 14,131,087	$ 10,204,158

Nature of operations and going concern (note 1)
Commitments (note 15)
Contingency (note 16)
Subsequent events (note 18)

"Stan Lis"	"Casey Forward"
President and Chief Executive Officer	Chief Financial Officer

Stream Communications Network & Media Inc.
Consolidated Statements of Operations and Deficit
For the year ended December 31
(in Canadian dollars)
	For the year ended December 31, 2004	For the year ended December 31, 2003

Revenues	$ 4,415,461	$ 3,700,160
Expenses
Administration and services	917,989	1,045,244
Occupancy costs	342,202	328,348
Professional fees	305,967	357,636
Programming	899,438	887,157
Sales and marketing	345,709	180,145
Stock-based compensation (note 11)	2,071,510	-
Travel and automotive	217,483	260,677
Wages	1,613,005	1,501,308
	6,713,303	4,560,515
Loss before undernoted items	(2,297,842)	(860,355)

Amortization of property, plant and equipment	719,171	730,616
Amortization of intangibles	678,933	243,023
	1,398,104	973,639
Loss before other items	(3,695,946)	(1,833,994)
Other items
Content development	1,481,904	-
Financing expenses	1,817,353	275,428
Foreign exchange	(415,411)	-
Impairment of intangibles and goodwill	-	1,960,000
Interest income	(18,446)	(94,829)
Write off of deferred charges	-	2,400,713
	2,865,400	4,541,312
Loss before non-controlling interest	(6,561,346)	(6,375,306)

Non-controlling interest	(3,369)	120,686
Net loss for the year	(6,564,715)	(6,254,620)

Deficit, beginning of year	(30,025,012)	(23,770,392)

Deficit, end of year	$ (36,589,727)	$ (30,025,012)

Loss per share, basic and diluted
Loss per share	$ (0.22)	$ (0.21)

Weighted average number of shares
Basic and diluted	30,027,489	29,333,427

Stream Communications Network & Media Inc.
Consolidated Statements of Cash Flows
For the year ended December 31
(in Canadian dollars)
	For the year ended December 31, 2004	For the year ended December 31, 2003

Operating Activities
Net loss for the year	$ (6,564,715)	$ (6,254,620)
Items not involving cash
Amortization	1,398,104	973,639
Unrealized foreign exchange	(267,616)	-
Stock-based compensation	2,071,510	-
Impairment of intangibles and goodwill	-	1,960,000
Write off of deferred charges	-	2,400,713
Issuance of shares for business development and debt	2,795,966	-
Non-controlling interest	20,405	(57,892)
Change in non-cash working capital	(546,346)	(978,160)
Accounts receivable	(26,913)	35,055
Inventory	2,914	3,742
Prepaid expenses and advances	31,407	(19,150)
Accounts payable and accrued liabilities	(1,652,247)	(170,100)
Net cash used by operating activities	(2,191,185)	(1,128,613)

Financing Activities
Loans from related parties	4,166,051	337,867
Issuance of shares for cash	-	1,264,553
Loans payable	650,000	-
Long-term debt	752,709	(3,217)
Net cash provided by financing activities	5,568,760	1,599,203

Investing Activities
Purchase of property, plant and equipment	(2,226,804)	(192,714)
Acquisition of subsidiaries, net of cash acquired	(1,000,050)	-
Deferred charges	-	(381,452)
Net cash used in investing activities	(3,226,854)	(574,166)

Foreign exchange effect on cash (note 10)	282,229	(83,300)

Change in cash and cash equivalents	432,950	(186,876)

Cash and cash equivalents at beginning of year	207,358	394,234

Cash and cash equivalents at end of year	$ 640,308	$ 207,358

Supplemental cash flow information (note 17)

Stream Communications Network & Media Inc. Notes to Consolidated Financial Statements December 31, 2004 (in Canadian dollars)

1.	NATURE OF OPERATIONS & GOING CONCERN
	Stream Communications Network & Media Inc. (“Stream” or the “Company”) mainly provides cable television services and high-speed internet access.

The Company was incorporated on March 28, 1979  by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada.  On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc. and on August 9, 2004 to Stream Communications Network & Media Inc.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The Company is actively pursuing additional funding to continue its current projects (note 18). Management continues to develop the Company’s operating capabilities in order to improve cash flow from operations.

Although there is no assurance that the Company will be successful in these actions, management is confident that it will be able to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES
	Basis of presentation
	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A summary of the significant accounting policies are as follows:
	Consolidation
	These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.
		Country of Incorporation	Percentage ownership December 31, 2004	Percentage ownership December 31, 2003
	EES Waste solutions Limited	Cyprus	100.00%	100.00%
	International Eco-Waste Systems S.A. ("Eco-Waste")	Poland	100.00%	100.00%
	Stream Communications Sp. z o.o. ("Stream")	Poland	100.00%	100.00%
	Gimsat Sp. z o.o. ("Gimsat")	Poland	100.00%	100.00%
	Polvoice.com Sp. z o.o. ("PolVoice")	Poland	100.00%	95.50%
	Bielsat.com Sp. z o.o. ("Bielsat")	Poland	51.00%	51.00%
	ASK Stream ("ASK", note 3)	Poland	60.00%	0.00%
	Vega Sp. z o.o. ("Vega")	Poland	98.00%	0.00%
	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

	Cash and cash equivalents
	Cash and cash equivalents consist of cash and highly liquid investments with maturities of less than three months.
	Property, plant and equipment
	Property, plant and equipment are stated at cost less accumulated amortization. Amortization is provided for using the declining-balance method at the following rates per annum:
	Automobiles		20% - 30%
	Buildings, offices		3%
	Computer software		20% - 100%
	Cable television network equipment		5% - 45%
	Furniture, fixtures and equipment		20% - 30%
	Plant construction-in-progress consists of assets not yet in use and accordingly no amortization is recorded.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
Revenue recognition

Substantially all revenues are derived from cable TV subscriber fees. Subscriber fees are recorded as revenue in the period the service is provided. Funds received in advance are deferred. At present initial hook-up fees are minimal. If this policy should change the Company will limit initial hook-up revenue to the extent of direct selling costs and amortize the remainder over the estimated period that subscribers are expected to remain connected to the network.

Foreign currency translation

The Company’s significant assets, revenues and expenses are in Poland; accordingly, the Company’s functional currency is the Polish Zloty. The Company follows the current rate method of translation which translates foreign assets and liabilities, into Canadian dollar equivalents, at the rate of exchange at the balance sheet date.  Revenues and expenses are translated into Canadian dollar equivalents at the average rate of exchange throughout the period.  Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity.

Transactions that are denominated in foreign currency are initially recorded at the rate of exchange prevailing at the date of the transaction.  Thereafter, monetary assets and liabilities are adjusted to reflect the exchange rate in effect at the balance sheet dates.  Gains and losses resulting from the adjustment are included in earnings.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For all periods presented, the effect of the assumed conversion of stock options and warrants was anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period.
Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Acquisitions, intangible assets and goodwill

All business combinations use the purchase method of accounting.  Also,  the Company follows an impairment-only approach for the accounting for goodwill and other intangible assets that have an indefinite life.  The Company performed an initial benchmark test of impairment within six months of adoption, and annual tests of impairment at the reporting unit level.  If the carrying value of goodwill and other intangible assets of a reporting unit exceeds the fair value of the reporting unit, the carrying value of the asset must be written down to fair value.

For the year ended December 31, 2004, the Company has reported an impairment charge of $NIL (2003 - $1,960,000) to reflect the decrease in the carrying value of its goodwill and other intangibles.

The Company has determined that the cable TV licences have an indefinite life.  The Company has evaluated its existing intangible assets  and concluded that no provisions for impairment were required. Subscriber base is amortized using the straight-line method at a rate of 20% for the current year. Previously a rate of 5% was used.

Stock-based Compensation

The Company uses the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model and is charged to operations with an offsetting credit to contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

3.	ACQUISITIONS

The Company has completed the acquisition of 60% of ASK. The acquisition was accounted for by the purchase method.  The effective date of the acquisition was May 5, 2004,  after which the operations of ASK are included in these consolidated financial statements. ASK has cable TV networks in Sosnowiec, Poland.

	At the time of acquisition the fair value of the assets and liabilities of ASK were:
	Cash and cash equivalents		$ 122,027
	Accounts receivable		36,543
	Property, plant and equipment		113,740
	Intangible assets (subscriber base)		92,622
	Accounts payable and accrued liabilities		(94,856)
	Minority interest		(67,768)
	Purchase price		$ 202,308

	Consideration paid in cash		$ 202,308

The Company has completed the acquisition of 98% of Vega. The acquisition was accounted for by the purchase method.  The effective date of the acquisition was October 2, 2004,  after which the operations of Vega are included in these consolidated financial statements. Vega has cable TV networks in Sosnowiec, Poland.

	At the time of acquisition the fair value of the assets and liabilities of Vega were:
	Cash and cash equivalents		$ 3,273
	Accounts receivable		25,505
	Property, plant and equipment		51,165
	Intangible assets (subscriber base)		913,377
	Accounts payable and accrued liabilities		(52,736)
	Current portion of long term debt		(6,748)
	Long term debt		(9,033)
	Minority interest		(1,762)
	Purchase price		$ 923,041

	Consideration paid in cash		$ 923,041

4.	ACCOUNTS RECEIVABLE
		December 31, 2004	December 31, 2003
	Accounts receivable	$ 464,012	$ 310,176
	Allowance for doubtful accounts	(196,992)	(155,384)
	Accounts receivable - net	$ 267,020	$ 154,792

5.	PROPERTY, PLANT AND EQUIPMENT
	December 31, 2004		Cost	Accumulated amortization	Net book value
	Automobiles		$ 444,227	$ 188,622	$ 255,605
	Buildings, offices		298,630	96,835	201,795
	Cable television network equipment		13,454,046	3,711,930	9,742,116
	Furniture and fixtures		412,360	377,992	34,368
	Computer software		82,288	74,116	8,172
	Plant construction-in-progress		1,926	-	1,926
			$ 14,693,477	$ 4,449,495	$ 10,243,982

	December 31, 2003		Cost	Accumulated amortization	Net book value
	Automobiles		$ 294,435	$ 124,898	$ 169,537
	Buildings, offices		209,983	62,034	147,949
	Cable television network equipment		9,354,130	2,646,339	6,707,791
	Furniture and fixtures		350,298	278,466	71,832
	Computer software		72,291	57,417	14,874
	Plant construction-in-progress		120,796	-	120,796
			$ 10,401,933	$ 3,169,154	$ 7,232,779

6.	INTANGIBLE ASSETS
	December 31, 2004	Cost	Accumulated amortization	Impairment	Net book value
	Cable TV licences	$ 148,781	$ 78,774	$ -	$ 70,007
	Subscriber base	6,436,897	1,470,666	2,119,794	2,846,437
		$ 6,585,678	$ 1,549,440	$ 2,119,794	$ 2,916,444
	December 31, 2003	Cost	Accumulated amortization	Impairment	Net book value
	Cable TV licences	$ 95,625	$ 49,520	$ -	$ 46,105
	Subscriber base	4,670,366	536,341	1,818,135	2,315,890
		$ 4,765,991	$ 585,861	$ 1,818,135	$ 2,361,995

7.	LOAN PAYABLE

Loan from Quest Capital Corp. in the amount of $650,000 repayable on or before June 30, 2005, interest bearing at 12% per annum, compounded monthly, payable monthly on the last day of each month. In consideration of the loan, the Company granted a security interest in favour of the lender over all of the Company's present and after-acquired personal property preceded by bank loans and due to related party amount. The lender received a non-refundable bonus payment of 175,000 free-trading common shares of the Company. The loan was jointly and personally guaranteed by three directors/officers ("Guarantors") of the Company. In addition, one of the Guarantors pledged and granted the lender 3,000,000 free trading shares in the capital of the Company. The Company has issued replacement shares to that Guarantor - see note 11. When the loan is repaid 3,000,000 shares will be returned to treasury.

8.	LONG-TERM DEBT
					December 31, 2004	December 31, 2003
	Loan balances, current portion				$ 101,530	$ 64,512
	Loan balances, long term portion				814,707	67,997
	Total				$ 916,237	$ 132,509
	Bank loans are secured by the fixed assets of the Company repayable monthly at a rate of $5,376 per month. Interest is charged at the prime rate in Poland plus ½% per annum.
	Principal repayments due in the next five years are:
		2005	$ 101,530
		2006	$ 86,827
		2007	$ 69,744
		2008	$ 61,129
		2009	$ 45,847
9.	DUE TO RELATED PARTY

The amount due to related party, a former director, bears interest at 5%, compounded annually. The lender agreed in writing that the loan will not be repaid before December 31, 2005.  The total amount due (including accrued interest) is $3,516,054 USD (equivalent to $4,236,302 CAD) of which $2,000,000 USD  was secured by various cable TV networks, with  the remaining debt being unsecured. The Company accrued $113,333 interest in USD (equivalent to $136,544 CAD) at December 31, 2004.

10.	CUMULATIVE TRANSLATION ACCOUNT
	The operations of the Company are situated in the country of Poland along with most of its assets. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:
			Rate at the end of the year		Average rate for the year
	2004			2.4898		2.8049
	2003			2.9029		2.7850

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the year ended December 31, 2004, and the foreign exchange effect on cash and cash equivalents:

			December 31, 2003 balance (Polish zloty)	December 31, 2003 balance ($CDN) at 2003 exchange rate	December 31, 2003 balance ($CDN) at 2004 exchange rate	Exchange loss (gain) on translation into 2004
	Rate: Polish zloty to Canadian dollars			2.9029	2.4898
	Accounts receivable		zl 407,082	$ 140,233	$ 163,500	$ (23,267)
	Inventory		24,138	8,315	9,695	(1,380)
	Prepaid expenses and advances		70,982	24,452	28,509	(4,057)
	Deposits		449,999	155,017	180,737	(25,720)
	Property, plant and equipment		20,954,915	7,218,614	8,416,305	(1,197,691)
	Intangibles		6,444,815	2,220,130	2,588,487	(368,357)
	Accounts payable and accrued liabilities		(7,875,886)	(2,713,110)	(3,163,261)	450,151
	Current portion of long-term debt		(187,272)	(64,512)	(75,216)	10,704
	Long-term debt		(197,388)	(67,997)	(79,279)	11,282
	Non-controlling interest		(1,994,945)	(687,225)	(801,247)	114,022
	Total exchange gain on translation					$ (1,034,313)
	Deduct: Cumulative translation account, beginning of year					371,841
	Cumulative translation account, end of year					944,701
	Foreign exchange effect					$ 282,229

11.	CAPITAL STOCK
	(a) Authorized
	150,000,000 common shares of no par value
	(b) Issued
				Number of Shares	Price	Share Capital
	Balance - December 31, 2002			29,003,149	-	$ 31,229,685
	Warrants exercised			702,526	$ 1.80	1,264,542
	Fair value of warrants expired			-	-	228,323
	Fair value of warrants exercised			-	-	486,905
	Balance - December 31, 2003			29,705,675		33,209,455
	Shares issued for business development			500,000	0.98	487,557
	Shares issued for loan security			3,000,000	-	-
	Financial expenses			1,275,000	0.49	629,809
	Issued for services			78,125	0.78	60,855
	Issued for services			275,000	0.49	135,841
	TV programming and content development			3,000,000	0.49	1,481,904
	Balance - December 31, 2004			37,833,800		$ 36,005,421
	3,000,000 shares were issued to a director and guarantor to replace shares pledged to Quest Capital Corp. - note 7.
	(c) Options

In the Annual General Meeting held on June 30, 2004,  the shareholders approved the amendment to the stock option plan whereby the directors  are  authorized  to  issue  stock  options from time to time to employees,  officers, consultants and directors of the Company up to 5,941,135 common shares of the Company at the time of such issue,  at a minimum price allowed under the applicable securities laws.

	Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted.
	Summary of directors' and employees' stock options, warrants and convertible securities outstanding:
				Shares	Weighted average exercise price $
	Balance of options at December 31, 2003			4,370,000	$ 1.88
	Granted			2,490,000	0.60	USD
	Cancelled			(4,370,000)	1.88
	Balance of options at December 31, 2004			2,490,000	$ 0.60	USD
	The following table summarizes information about fixed stock options outstanding at December 31, 2004:
		Options Outstanding			Options Exercisable
	Range of exercise prices (USD$)	Number outstanding at December 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price (USD$)	Number exercisable at December 31, 2004	Weighted average exercise price (USD$)
	$ 0.60	2,490,000	4.8	$ 0.60	2,490,000	$ 0.60
	Stock-based compensation expense

Pursuant to the granting the options in the current period, stock-based compensation expenses has been determined using a Black-Scholes option pricing model assuming no dividends were paid, a weighted average volatility of 56.6% over an expected life of five years and a weighted average annual risk free rate of 3.93%.

11.	CAPITAL STOCK (continued)
	Based on the above assumptions the average fair value for each option is $0.83193 ; accordingly $2,071,510 of stock-based compensation has been recorded in the statement of operations.
	(d) Warrants
	The changes in warrants were as follows:		Number of common shares permitted to be purchased
		Number of warrants		Weighted average price per share	Expiry date	Fair value of Warrants
	Outstanding December 31, 2003	3,126,579	2,976,579	$ 1.84	28-Dec-05	$ 2,025,447
	Expired	-	-	-		-
	Exercised	-	-	-		-
	Total Balance December 31, 2004	3,126,579	2,976,579	$ 1.84		$ 2,025,447
	Outstanding December 31, 2004:
		300,000	150,000	$ 1.80	28-Dec-05	$ 103,962
		2,701,579	2,701,579	1.80	28-Dec-05	1,872,405
		125,000	125,000	2.25 USD	28-Dec-05	49,080
	Total Balance December 31, 2004	3,126,579	2,976,579			$ 2,025,447
	The expiry date of the warrants has been extended to December 28, 2005.
12.	SEGMENTED INFORMATION
	The Company operates primarily in one segment, being cable TV services and in two geographic locations, being Canada and Poland.
	Geographic information
	Revenues are attributed to countries based on location of customer.				For the year ended December 31, 2004	For the year ended December 31, 2003
	Revenues
		Canada			$ -	$ -
		Poland			4,415,461	3,700,160
					$ 4,415,461	$ 3,700,160
	Interest expense
		Canada			$ 148,777	$ 11,631
		Poland			176,914	127,132
					$ 325,691	$ 138,763
	Amortization of property, plant and equipment
		Canada			$ 4,015	$ 4,983
		Poland			715,156	725,633
					$ 719,171	$ 730,616
	Amortization of intangibles
		Canada			$ -	$ -
		Poland			678,933	243,023
					$ 678,933	$ 243,023
	Total expenditures for property, plant and equipment
		Canada			$ 2,295	$ 430
		Poland			2,576,228	145,508
					$ 2,578,523	$ 145,938

12.	SEGMENTED INFORMATION (continued)	For the year ended December 31, 2004	For the year ended December 31, 2003
	Total expenditures for intangibles
	Canada	$ -	$ -
	Poland	1,028,928	28,022
		$ 1,028,928	$ 28,022

	Property, plant, equipment and intangibles	December 31, 2004	December 31, 2003
	Canada	$ 12,446	$ 14,165
	Poland	13,147,980	9,580,609
		$ 13,160,426	$ 9,594,774
13.	INCOME TAXES
	The Company has tax losses in Canadian dollars available for offset against future taxable income in various jurisdictions for the following approximate amounts:
	Canada		$ 13,326,000
	Poland		2,515,000

The income tax losses in Poland can be carried forward and deducted from taxable income for the next five years, but not exceeding 50% of the loss in any of these years. The non-capital losses in Canada begin to expire from 2006 to 2014.  The potential tax benefits of the losses in Canada and Poland have not been recognized in the financial statements and have been offset by a valuation allowance.

	The following is a reconciliation of income taxes:
		For the year ended December 31, 2004	For the year ended December 31, 2003
	Statutory rates in Canada	35.62%	37.62%
	Recovery (income taxes) at Canadian statutory rates	$ 2,338,351	$ 1,916,229
	Difference in tax rates in other jurisdictions	(525,609)	(155,211)
	Difference due to decrease in statutory rates	-	(139,210)
	Non-deductible expenses for tax purposes	753,431	21,495
		$ 2,566,173	$ 1,643,303
	Tax effect of tax losses not recognized	(2,566,173)	(1,643,303)
	Current and future tax expense (recovery)	$ -	$ -
	Future income taxes
	Future income tax assets
	Tax losses	$ 4,746,721	$ 4,286,910
	Property, plant and equipment	(28,716)	28,818
	Intangible assets	(752,980)	-
	Share issuance costs	243,940	483,754
	Future income tax assets	$ 4,208,965	$ 4,799,482
	Valuation allowance	(4,208,965)	(4,799,482)
	Net future income tax assets	$ -	$ -

14.	FINANCIAL INSTRUMENTS
	(a) Fair Value

Financial instruments consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, the fair value of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

	(b) Credit Risk

The Company is exposed to credit risk only with respect to uncertainties as the timing and amount of collectibility of accounts receivable.  The Company mitigates credit risk through standard credit and reference checks.

	(c) Currency Risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

	The Company had the following financial assets and liabilities in foreign currencies:
			December 31, 2004		December 31, 2003
			Polish zlotys	$USD	Polish zlotys	$USD
	Exchange rates to the Canadian dollar		2.4898	0.8300	2.9029	0.7724
	Cash		871,011	-	555,311	1,029
	Accounts receivable		630,975	-	407,082	-
	Accounts payable		3,781,290	507,313	8,063,201	368,943
	Due to related parties		-	3,516,187	-	-
	Long term debt		2,028,457	-	197,388	-
15.	COMMITMENTS
	As at December 31, 2004, the company is committed under leases for cable networks, office space and automobiles in the following amounts for the next five years:
		2005			$ 208,145
		2006			$ 205,145
		2007			$ 179,410
		2008			$ 173,139
		2009			$ 170,256
16.	CONTINGENCY

The company has received invoices from  a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003.  The amount claimed is US$3,145,885 of which $NIL has been accrued at December 31, 2004 (2003 - $NIL). The Company is of the opinion that these amounts are due if the IPO on the Warsaw Exchange is completed.

17.	SUPPLEMENTAL CASH FLOW INFORMATION
	The following non-cash transactions were recorded during the year ended December 31:
					2004	2003
	Financing
	TV programming and content development				$ 1,481,904	$ -
	Shares for services				196,696	-
	Business development				487,557
	Financial expenses				629,809	-
					$ 2,795,966	$ -

18.	SUBSEQUENT EVENTS

Subsequent to year-end:
The Company issued 850,000 common shares to settle debts owed to the employees and directors.

The Company has announced  a private placement of up to 1,500,000 units ("Unit") at a price of $0.75 USD per unit. Each Unit will be comprised of one common share and one half non-transferable share purchase warrant, with each two warrants entitling the holder to purchase an additional common share of the Company at a purchase price of $1.00 USD per common share for a period of two years.

The Company has acquired an Internet network in Southern Poland with 2,100 subscribers. The network is located in close proximity to the Company's existing operations.

The Company has announced an intention to purchase an additional 1,400 cable subscribers in close proximity to the Company's existing network in Southern Poland from the issuance of 260,000 shares from treasury.